

November 22, 2010

Dr. Sanjay K. Jha
Chief Executive Officer
Motorola Mobility Holdings, Inc.
600 North US Highway 45
Libertyville, Illinois 60048

> **Re:** **Motorola Mobility Holdings, Inc.**
> **Amendment 3 to Form 10**
> **Filed November 12, 2010**
> **File No. 001-34805**

Dear Dr. Jha:

We have reviewed your amended Form 10 and have the following comment. Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Statements, page 141

1. We note that the amount and timing of cash and cash equivalents to be received from Motorola, Inc. may vary based on certain conditions. Please disclose how you will report any payments of additional deferred contributions. In addition, please define "adjusted controllable free cash flow" and disclose the impact of the range of possible results on the affected balance sheet line items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: Via facsimile to (847) 761-1819
                  Carol Forsyte, Esq.